UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Better Home & Finance Holding Company
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08774B102
(CUSIP Number)

1/0 Mortgage Investment LLC
215 NW 24th Street, Suite 501
Miami, Florida 33127
(786) 348-2280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08774B102	Page 2 of 9

1.	Names of Reporting Persons. 1/0 Mortgage Investment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	25,704,813
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	25,704,813
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,704,813
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.0%(1)
14.	Type of Reporting Person: OO

(1)   This percentage was calculated based on: (a) 91,300,735 shares of Class A common stock (“Class A Common Stock”) of Better Home & Finance Holding Company (the “Issuer”) outstanding immediately following the consummation of the business combination by the Issuer on August 22, 2023, based on information disclosed in the Current Report on Form 8-K filed by the Issuer on August 28, 2023, and (b) 25,704,815 of shares of Class A Common Stock issuable upon conversion of the 25,704,813 shares of the Issuer’s Class B common stock (“Class B Common Stock”) held directly by 1/0 Mortgage Investment, LLC.

SCHEDULE 13D
CUSIP No. 08774B102	Page 3 of 9

1.	Names of Reporting Persons. Better Portfolio Holdings 1 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	27,141,628
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	27,141,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,141,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(1)
14.	Type of Reporting Person: OO

(1) This percentage was calculated based on: (a) 91,300,735 shares of Class A Common Stock outstanding immediately following the consummation of the business combination by the Issuer on August 22, 2023, based on information disclosed in the Current Report on Form 8-K filed by the Issuer on August 28, 2023, and (b) 27,141,628 of shares of Class A Common Stock issuable upon conversion of the 27,141,628 shares of the Class B Common Stock held directly by Better Portfolio Holdings 1 LLC.

SCHEDULE 13D
CUSIP No. 08774B102	Page 4 of 9

1.	Names of Reporting Persons. Riaz Valani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	52,846,441
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	52,846,441
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,846,441
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.7%(1)
14.	Type of Reporting Person: IN

(1) This percentage was calculated based on: (a) 91,300,735 shares of Class A Common Stock outstanding immediately following the consummation of the business combination by the Issuer on August 22, 2023, based on information disclosed in the Current Report on Form 8-K filed by the Issuer on August 28, 2023, and (b) 52,846,443 of shares of Class A Common Stock issuable upon conversion of the 52,846,443 shares of the Class B Common Stock held directly by 1/0 Mortgage Investment, LLC and Better Portfolio Holdings 1 LLC that Mr. Valani may be deemed to beneficially own.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Better Home & Finance Holding Company (f/k/a Aurora Acquisition Corp., the “Issuer”), a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed on behalf of: (i) 1/0 Mortgage Investment, LLC, a Delaware limited liability company, (ii) Better Portfolio Holdings 1 LLC, a Delaware limited liability company, and (iii) Riaz Valani, a United States citizen (collectively, the “Reporting Persons”).

Riaz Valani is the beneficiary of family trusts that own (x) Addison Investment Holdings LLC, which has a controlling interest in 1/0 Mortgage Investment, LLC, and (y) Better Portfolio Holdings 2 LLC, which owns 100% of Better Portfolio Holdings 1 LLC. Mr. Valani is the manager of 1/0 Services LLC, which in turn is the manager of 1/0 Mortgage Investment, LLC. Mr. Valani is the manager of Better Portfolio Holdings 2 LLC. Therefore, Mr. Valani may be deemed the beneficial owner of the shares held by these entities.

(b) The address of the principal office of each of the Reporting Persons is c/o 1/0 Mortgage Investment LLC, 215 NW 24th Street, Suite 501, Miami, Florida 33127.

(c) The principal business of each of 1/0 Mortgage Investment, LLC and Better Portfolio Holdings 1 LLC is investing in securities.  The principal business of Mr. Valani is as an investor in private equity and real estate.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 22, 2023, the Issuer completed the business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated as of May 10, 2021, as amended from time to time (the “Merger Agreement”), entered into by and among Aurora Acquisition Corp, a Cayman Islands exempted company (“Aurora” and, following a domestication into a Delaware corporation and the Business Combination, the “Issuer”), Better Holdco, Inc., a Delaware corporation (“Better Holdco”), and Aurora Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”).  Under the terms of the Merger Agreement, Merger Sub merged with and into Better Holdco, with Better Holdco surviving the merger.  After the first merger described above, Better Holdco merged with and into the Issuer, with the Issuer surviving such second merger. Upon consummation of the Business Combination, the Issuer was renamed “Better Home & Finance Holding Company”.

Pursuant to the terms of the Merger Agreement, (a) 1/0 Mortgage Investment, LLC received 25,704,813 shares of Issuer Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) in exchange for its 7,522,888 shares of Class B common stock and 886,803 shares of Class A preferred stock of Better Holdco, and (b) Better Portfolio Holdings 1 LLC received 27,141,628 shares of Issuer Class B Common Stock in exchange for its 8,000,000 shares of Class A common stock and 879,765 shares of Class B common stock of Better Holdco.  The Class B Common Stock is entitled to three votes per share and convertible into shares of Class A Common Stock on a one-for-one basis at the election of the holder.

Item 4.	Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The securities reported herein are held for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. Subject to the agreements described herein, the Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, in each case, in open market or private transactions, block sales, in-kind distributions or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Common Stock. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Mr. Valani serves as a member of the Board. In such capacity, Mr Valani and the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) The number of shares of Class A Common Stock beneficially owned by each Reporting Person, including the number of shares over which each Reporting Person has sole or shared dispositive or voting power, is set forth on the cover pages of this Schedule 13D and is incorporated by reference herein.

As of the date hereof, (i) 1/0 Mortgage Investment, LLC directly holds 25,704,813 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, and (ii) Better Portfolio Holdings 1 LLC directly holds 27,141,628 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis.  Mr. Valani may be deemed the beneficial owner of the Class A Common Stock beneficially owned by 1/0 Mortgage Investment, LLC and Better Portfolio Holdings 1 LLC.  Collectively, the Reporting Persons beneficially own 52,846,441 shares of Class A Common Stock representing 36.7% of the issued and outstanding Class A Common Stock.

The beneficial ownership percentages of the Class A Common Stock reported herein were based on 91,300,735 shares of Class A Common Stock outstanding immediately following the consummation of the Business Combination, based on information disclosed in the Current Report on Form 8-K filed by the Issuer on August 28, 2023, and the number of shares of Class A Common Stock issuable upon conversion of Class B Common Stock beneficially owned by each Reporting Person, as applicable.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On August 22, 2023, the Issuer, the Reporting Persons, certain other Better Holdco stockholders, Novator Capital Sponsor Ltd. (“Sponsor”) and the other parties thereto entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to register for resale securities held by the stockholders party thereto. The Issuer will, however, have no obligation to facilitate or participate in more than two underwritten offerings at the request or demand of the Sponsor or more than three underwritten offerings at the request or demand of the legacy Better Holdco stockholders. In addition, the stockholder parties will have certain “piggy-back” registration rights with respect to registrations initiated by the Issuer as well as certain customary block trade rights. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Company Holder Support Agreement

Pursuant to the terms of a certain Company Holder Support Agreement, dated as of May 10, 2021, entered into by and among Aurora, the Reporting Persons, Better Holdco and the other parties thereto (the “Better Holdco Support Agreement”), the Reporting Persons agreed that they shall not transfer any Merger Shares (as defined in the Better Holdco Support Agreement) prior to the date that is six (6) months from the closing date of the Business Combination (the “Closing Date”); provided that they (or their permitted transferees pursuant to the terms of the Better Holdco Support Agreement) may transfer up to (x) one-third (33%) of the Merger Shares held by them as of immediately following the Closing if the last reported sale price of the Issuer Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least ninety (90) days after Closing Date; and up to (y) fifty percent (50%) of the Merger Shares held by them as of immediately following the Closing (in addition to the Merger Shares released pursuant to clause (x)), if the last reported sale price of the Issuer Class A Common Stock equals or exceeds $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least ninety (90) days after Closing Date.

The descriptions of the Registration Rights Agreement and Better Holdco Support Agreement contained in this Item 6 do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 28, 2023).

Exhibit 3	Better Holdco Support Agreement (incorporated by reference to Annex E to the Issuer’s Registration Statement on Form S-4/A filed on July 24, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2023

1/0 MORTGAGE INVESTMENT, LLC

By: /s/ Riaz Valani
Name: Riaz Valani
Title: Authorized Person

BETTER PORTFOLIO HOLDINGS 1 LLC

By: /s/ Riaz Valani
Name: Riaz Valani
Title: Authorized Person

RIAZ VALANI

By: /s/ Riaz Valani